August 16, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey B. Werbitt
Mark P. Shuman

Re:	Maxwell Technologies, Inc. (the “Company”)
Registration Statement on Form S-3 Filed June 23, 2006
File No. 333-135249
Form 10-K Filed March 16, 2006
File No. 001-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff of the Securities and Exchange Commission to the filing of the above-referenced registration statement and 10-K, which was included in your letter dated July 19, 2006. Below we have reproduced your comments and have followed with our response.

Form S-3

Prospectus Summary, page 2

1.	You disclose that Maxwell Technologies issued 2,250,000 shares of its common stock to Montena SA as a result of the Stock Purchase and Barter Agreement. However, your registration statement is registering 2,117,000 shares of common stock and the selling security holder table on page 14 discloses that Montena SA owns 2,117,000. Please advise or revise your disclosure to reconcile.

Response: Following the Company’s issuance of common stock to Montena SA pursuant to the Stock Purchase and Barter Agreement, Montena SA entered into various transactions pursuant to which it sold 113,000 shares of the Company’s common stock to third parties. As a result, Montena SA beneficially owns 2,117,000 share of the Company’s common stock. The Stock Purchase and Barter Agreement calls for the Company to register only those shares held by Montena SA.

Form 10-K for the year ended December 31, 2005

2.	You disclose in your periodic reports that your principal executive officer and principal financial officer have concluded that your “disclosure controls and procedures are effective to ensure that information required to be disclosed in [y]our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.” However, Item 307 requires that your principal executive officer and principal financial officer evaluate the

Jeffrey B. Werbitt

Mark P. Shuman

August 16, 2006

effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, tell us whether Maxwell Technologies’ disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2005 and confirm that Maxwell Technologies will evaluate its disclosure controls and procedures required by these rules in all future reports.

Response: The Company’s disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2005. The Company notes and will comply with the Staff’s comments regarding future reports.

3.	You disclose that “[s]ubsequent to the evaluation and through the date of this filing of Form 10-K for fiscal year 2005, [you] have not identified any significant changes in [y]our internal controls or in the other factors that are reasonably likely to materially affect [y]our internal controls.” Please supplementally confirm the company did not have any changes in its internal control over financial reporting, that occurred during the final quarter of the fiscal year that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, if true. We remind you that this evaluation should be made in all future reports. See Item 308(c) of Regulation S-K and Rule 13a-15(d) to the Exchange Act.

Response: The Company did not have any changes in its internal control over financial reporting that occurred during the final quarter of the fiscal year that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company notes and will comply with the Staff’s comments regarding future filings.

Please direct your questions or additional comments to Afif G. Khoury of this office (858.436.8040) or me (858.436.8020). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Khoury and me at 877.881.9192. Thank you for your assistance.

Sincerely,

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

/s/ Jeffrey Higgins
Jeffrey Higgins

cc:	Afif G. Khoury